UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras approves reactivation of fertilizer plant in Araucária (PR)

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Rio de Janeiro, June 6, 2024 – Petróleo Brasileiro S.A – Petrobras, following up on the release disclosed on April 17, 2024, informs that its Executive Board approved today the resumption of operating activities of fertilizer plant Araucária Nitrogenados S.A. (ANSA), a wholly-owned subsidiary of the company. The plant, located in the state of Paraná, has been mothballed since 2020.

All procedures required for the reopening of the plant will be initiated right away, including the release of notices for the contracting of maintenance services and critical materials. With the decision, Petrobras also authorizes ANSA to enter into an agreement to hire its former employees, conditional on the agreement being ratified by the Superior Labor Court (TST). The operation is expected to restart in the second half of 2025.

In light of the review of the company’s strategic guidelines approved last year, investing in fertilizer production has once again become part of Petrobras’s portfolio, according to the 2024 - 2028+ Strategic Plan.

Located next to the Presidente Getúlio Vargas Refinery - REPAR, ANSA has a production capacity of 720,000 tons/year for urea, 475,000 tons/year for ammonia, and 450,000 m³/year of Automotive Liquid Reducing Agent (ARLA 32).

Material facts on the subject will be disclosed to the market in due course.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

E-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valladares 28 – 9º andar – 20031-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 6, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Carlos Alberto Rechelo Neto

______________________________

Carlos Alberto Rechelo Neto

Chief Financial Officer and Investor Relations Officer